EXHIBIT 2.1

SHARE EXCHANGE AGREEMENT

THIS SHARE EXCHANGE AGREEMENT is dated October 18, 2023, by and among HEALTHCARE BUSINESS RESOUCES, INC., Delaware corporation ("HBR"); GENFLAT, INC., a Delaware corporation ("GenFlat"); and the GenFlat Shareholders named on the signature page hereof (“Shareholders”). Additional shareholders of GenFlat may become parties to this Agreement and considered Shareholders as defined above if they opt-in in writing prior to 5:00 PM on October 27, 2023, Eastern Standard Time, as set forth herein.

W I T N E S S E T H:

WHEREAS, the Boards of Directors of HBR, and GenFlat deem the exchange of GenFlat shares for HBR shares to be desirable and in the best interests of HBR and GenFlat and their respective shareholders, and have adopted and approved this Share Exchange Agreement ("Agreement"); and

WHEREAS, HBR and GenFlat desire to enter into a binding share exchange transaction wherein shareholders of GenFlat shall transfer at least a majority of GenFlat's issued and outstanding shares of capital stock ("Shares") to HBR and such Shares shall be exchanged for shares of HBR's common stock, equaling upon completion of this share exchange ninety eight percent (98%) of the issued and outstanding capital stock of HBR (the "Share Exchange");

WHEREAS, following the Share Exchange, GenFlat shall become the subsidiary of HBR;

WHEREAS, the parties intend that the Share Exchange qualify as a “tax free” reorganization under both Sections 351 and Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code");

NOW, THEREFORE, in consideration of the mutual covenants, agreements, warranties and representations contained in this Agreement and in order to consummate the transactions described above, HBR, GenFlat and the Shareholders agree as follows:

ARTICLE I

THE SHARE EXCHANGE

1. Share Exchange. On the Closing Date, as defined herein, in accordance with applicable provision of the Delaware General Corporation Law, federal and state securities laws and Sections 351 and 368(a)(1)(B) of the Internal Revenue Code, GenFlat shall transfer the GenFlat shares that are subject to this Agreement from its internal share registry to HBR by coordinating with HBR’s Transfer Agent for delivery of such shares. In connection with the transfer of the GenFlat Shares, HBR shall accept the GenFlat shares from its internal share registry and shall instruct its Transfer Agent to electronically transfer to the GenFlat shareholders the agreed upon number of HBR shares in book-entry form. As of the date of execution of this Agreement, shareholders holding 97.1% of the outstanding shares of common stock of GenFlat have approved and accepted this Agreement. The remaining shareholders of GenFlat shall be given the opportunity to participate in the share exchange, and shall execute a Joinder and all other appropriate documents no later than 5:00 PM on October 27, 2023, Eastern Standard Time. Pursuant to the Share Exchange, all Shareholders who are parties to this agreement will receive ninety eight percent (98%) of the issued and outstanding shares of common stock of HBR in exchange for their shares of GenFlat common stock on a pro rata basis, giving effect to the Share Exchange of shares as described in Section 3 of this Article 1 below.

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2. Effective Date and Closing Date. The Effective Date of this Agreement shall be the date that the last party named on the signature page to this Agreement has executed this Agreement. The Closing Date shall be as agreed upon by GenFlat and HBR, but shall not be after December 31, 2023.

3. Exchange Ratio. The manner and basis of exchanging the shares of common stock of GenFlat to HBR shares of common stock shall be as follows:

(a)	Ratio. On the Closing Date, pursuant to the Share Exchange, each share of common stock of GenFlat owned by a Shareholder shall be exchanged for shares of HBR Stock (as defined below), as follows:

(b)	The number of shares of HBR Stock (defined below) received by the Shareholders will equal 98% of the issued and outstanding HBR Stock immediately after the Share Exchange.

For all purposes of this Agreement, the term "HBR Stock" shall mean fully paid and nonassessable common stock of HBR, and all securities or property (including cash) issued or exchanged with respect thereto from and after the date of this Agreement upon any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to shareholders, or combination of such stock or any change in the capital structure of HBR. In the event of any such change, the number of shares of HBR Stock into which GenFlat Stock is to be converted pursuant to Section 3(a)(b) and (c) hereof shall be appropriately adjusted.

4. Shareholders' Rights. All shares of HBR Stock for and into which shares of GenFlat Stock shall have been exchanged pursuant to this Agreement shall be fully paid and nonassessable and shall be deemed to have been issued in full satisfaction of all rights pertaining to the exchanged shares. Unless the Share Exchange is abandoned, Shareholders of GenFlat Certificates shall cease on the Closing Date to be shareholders of GenFlat and shall have no rights with respect to GenFlat Stock except the rights to receive the consideration set forth in Section 3 herein above.

5. Compliance with Laws. GenFlat, and HBR shall each take all appropriate corporate action to comply with the applicable laws of the State of Delaware, state securities laws and the federal securities laws in connection with the contemplated Exchange.

6. Transfer Books. At the close of business on the Closing Date, the transfer books of GenFlat shall be closed with respect to the shares transferred pursuant to the Share Exchange and no transfer of such shares of GenFlat Stock shall be made or consummated thereafter.

7. Further Assurances. Prior to and from and after the Closing Date, GenFlat and HBR shall take all actions necessary or appropriate in order to effectuate the Share Exchange. In case at any time after the Closing Date HBR shall determine that any further conveyance, assignment or other document or any further action is necessary and desirable, the officers and directors of the appropriate party shall execute and deliver all required instruments.

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ARTICLE II

REPRESENTATIONS AND WARRANTIES OF GENFLAT

1.1 GenFlat's Representations and Warranties. GenFlat represents and warrants to and agrees with HBR as follows:

(a) Corporate Organization and Good Standing. GenFlat is a corporation duly organized, and validly existing under the laws of the State of Delaware, and has full corporate power and authority to carry out its business as it is now being conducted and to own and lease property, and is duly qualified or authorized to do business and is in good standing in each jurisdiction in which the character and location of the properties owned or leased by it or the nature of business transacted by it makes those qualifications or authorizations necessary, except for jurisdictions in which the failure to be so qualified or authorized or to be in good standing would not, individually or in the aggregate, have a material adverse effect on the business or financial condition of GenFlat. GenFlat is not presently being challenged as to its right to do business as presently conducted in any jurisdiction. The copies of the certificate of incorporation, as amended to date, and the bylaws, as amended to date, of GenFlat previously delivered to HBR are true, correct and complete copies as now in full force and effect. No provision of those instruments prohibits, limits or otherwise affects the right, power and authority of GenFlat to enter into this Agreement or to cause consummation of the Share Exchange.

(b) Capitalization. The authorized capitalization of GenFlat consists of 50 million shares of common stock, no par value per share, of which 10,335,500 shares are presently issued and outstanding, all of which are validly issued, fully paid and nonassessable and 5 million shares of preferred stock, no par value, none of which are issued and outstanding. There are no existing options, warrants, convertible securities or similar rights granted by GenFlat, or any commitments or agreements of a similar nature to which GenFlat is a party, relating to the authorized or issued stock of GenFlat.

(c) Subsidiaries. GenFlat presently has two subsidiaries: Collapsible Revolution, LLC and Sub-Oceanic GenFlat, LLC (such subsidiaries being sometimes referred to individually as a "GenFlat Subsidiary" and collectively as the "GenFlat Subsidiaries"; GenFlat and the GenFlat Subsidiaries being sometimes referred to individually as a "GenFlat Company" and collectively as the "GenFlat Companies"). All of the outstanding securities of each GenFlat Subsidiary are 100% owned by GenFlat free and clear of any mortgages, liens, claims, charges, encumbrances, assessments, requisitions, options or other adverse interests of any kind or nature whatsoever ("Claims"). Each GenFlat Subsidiary is a limited liability company duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and is duly licensed or qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the failure to be so licensed or qualified would have a material adverse effect on the business or financial condition of GenFlat and the GenFlat Subsidiaries taken as a whole. Each GenFlat Subsidiary has the corporate power and authority to own and hold its properties and to carry on its business as presently conducted.

Except for the GenFlat Subsidiaries, GenFlat does not (a) own of record or beneficially, directly or indirectly, (i) any shares of capital stock or securities convertible into capital stock of any other corporation or (ii) any interest in any partnership, joint venture or other non-corporate business entity or (b) control, directly or indirectly, any other entity.

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(d) Authorization. The execution, delivery and performance of this Agreement has been duly and effectively adopted and authorized by the Board of Directors of GenFlat and will be submitted to the shareholders of GenFlat for approval under applicable provision of the Delaware General Corporate Law.

(e) Financial Statements. GenFlat has delivered to HBR the unaudited balance sheets of GenFlat and subsidiaries as of June 30, 2023, and the unaudited statement of operations and cash flows of GenFlat and subsidiaries for the fiscal years then ended with related notes and schedules, all as prepared by Fresh Notion Financial Services. These financial statements, including the related notes and schedules, fairly present, in conformity with generally accepted accounting principles applied on a consistent basis, the consolidated financial position of GenFlat and subsidiaries as of the date of the balance sheets and the consolidated results of the operations of GenFlat and subsidiaries for the periods covered by the consolidated statements of operations.

(f) No Violation. GenFlat is not, and by the execution and performance of this Agreement, will not be, in breach of any term or provision of or in default under, and no event has occurred that with the lapse of time or action by a third party could result in a default under, any outstanding indenture, mortgage, contract or agreement to which GenFlat is a party or to which GenFlat may be subject, or under any provision of its certificate of incorporation or bylaws, except for possible defaults that individually or in the aggregate would not have any materially adverse effect on the business of GenFlat.

(g) Litigation, Actions, and Proceedings. As of the date hereof, there are no actions, suits, claims or legal, administrative or arbitration proceedings or investigations (whether or not the defense thereof or liabilities in respect thereof are covered by policies of insurance), pending or threatened against GenFlat, or any of the properties or assets of any GenFlat Subsidiary, or to which any GenFlat Subsidiary is a party or a target, and there are no outstanding orders, writs, injunctions or decrees of any court, governmental agency or arbitration tribunal against GenFlat or to which any GenFlat Subsidiary is a party or a target, and there are no facts or circumstances known to GenFlat which would constitute a valid basis for any such action, suit, claim or legal, administrative or arbitration proceeding or investigation which in any such case, if there were an adverse outcome, would have a material adverse effect on the GenFlat taken as a whole. GenFlat is not in default with respect to, nor in violation of, any regulation, order or decree of any court or of any governmental agency or instrumentality.

(h) Brokers. All negotiations relative to this Agreement and the transactions contemplated by it have been carried on by GenFlat directly with HBR without the intervention of any person in a manner that gives rise to any valid claim against any of the parties to this Agreement for a brokerage or similar commission.

(i) Tax Returns. GenFlat has filed all United States, foreign, state, county, local and other tax and duty returns and reports required to be filed and has paid all income, franchise, property, sales, employment, ad valorem and other taxes and duties required to be paid in respect of the periods covered by those returns, and has set up reasonable and adequate reserves, which are reflected in the financial statements referred to in subparagraph (e) of this paragraph for all taxes required to be accrued under generally accepted accounting principles as of the date of the consolidated balance sheet referred to in subparagraph (e) of this Article II. All taxes (including, without limitation, income, accumulated earnings, property, sales, use, franchise, value added, fuel, employees' income withholding and social security taxes) which have become due or payable or required to be collected by GenFlat and all interest and penalties thereon, have been paid in full. All deposits required by law to be made by GenFlat with respect to employees' withholding taxes have been duly made. No extension of time for the assessment of deficiencies in respect of federal, state, local or foreign income taxes for any year nor any waiver by GenFlat of the statute of limitations with respect to any federal, state, local or foreign taxes is in effect. No deficiency or adjustment in respect of federal, state, local or foreign income taxes has been assessed against GenFlat and remains unpaid, nor has GenFlat received any notice of audit.

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(j) Approvals. No registration or filing with, or consent or approval of or other action by, any federal, state or other governmental agency or instrumentality or other third party is or will be necessary for the valid execution, delivery or performance by GenFlat of this Agreement other than pursuant to the Securities Act, the Exchange Act, the Delaware General Corporate Law, and state securities laws.

(k) Full Disclosure. This Agreement and all documents, schedules and certificates required to be delivered by GenFlat to HBR pursuant to this Agreement do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make the statements contained herein and therein, in light of the circumstances in which made, not misleading.

1.2 Shareholders’ Representations and Warranties. As of the Closing Date, each Shareholder individually represents and warrants to HBR with respect to itself and its shares of stock of HBR as follows:

(a) Shareholder of GenFlat. The Shareholder is the sole record and beneficial holder of shares of capital stock of GenFlat as described below (with respect to each Shareholder the “Shares”), and the Shareholder owns such Shares free and clear of all liens, restrictions and claims of any kind.

(b) Authorization; Validity. This Agreement has been duly and validly executed and delivered by the Shareholder, and is the legal, valid, and binding obligation of the Shareholder, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization, and other laws of general application affecting the enforcement of creditors' rights and by the availability of equitable remedies.

(c) Consents. No approval, consent, waiver, or authorization of or filing or registration with any governmental authority or third party is required for the execution, delivery, or performance by the Shareholder of the transactions contemplated by this Agreement that has not been obtained.

(d) Violations. The execution, delivery, or performance of this Agreement does not and will not, with respect to the Shares (i) with or without the giving of notice or the passage of time, or both, constitute a default, result in breach of, result in the termination of, result in the acceleration of performance of, require any consent, approval, or waiver, under any agreement or other instrument to which such Shareholder is a party; or (ii) violate any law, statute, or regulation or any judgment, order, ruling, or other decision of any governmental authority, court, or arbitrator.

(e) Accredited Investor. The Shareholder is an “accredited investor” as that term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and certifies that if the Shareholder:

(1) is an individual, that they (i) have an individual net worth, or a joint net worth with their spouse at this time that exceeds $1,000,000. “Net worth” means the excess of total assets at fair market value (including personal and real property but excluding the estimated fair market value of a person’s primary home) over total liabilities. Total liabilities excludes any mortgage on the primary home in an amount of up to the home’s estimated fair market value as long as the mortgage was incurred more than 60 days before the Securities are purchased, but includes (a) any mortgage amount in excess of the home’s fair market value and (b) any mortgage amount that was borrowed during the 60-day period before the Closing Date for the sale of securities for the purpose of investing in the securities; or (ii) had an annual gross income for the past two years of at least $200,000 (or $300,000 jointly with their spouse) and expect their income (or joint income, as appropriate) to reach the same level in the current year. “Income” means annual adjusted gross income, as reported for federal income tax purposes, plus (a) the amount of any tax-exempt interest income received; (b) the amount of losses claimed as a limited partner in a limited partnership; (c) any deduction claimed for depletion; (d) amounts contributed to an IRA or Keogh retirement plan; (e) alimony paid; and (f) any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income pursuant to the provisions of Section 1202 of the Internal Revenue Code of 1986, as amended; or

(2) is not an individual that it is either (i) a partnership, corporation, limited liability company or business trust that has total assets of at least $5 million and was not formed for the purpose of investing the Buyer; (ii) is an entity in which all of the equity owners are accredited investors; or (iii) a trust with total assets of at least $5,000,000, not formed for the specific purpose of investing in the Buyer, and whose purchase is directed by a person with such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment.

(f) Independent Investigation. Shareholder has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise), assets or current Securities and Exchange Commission reports of HBR, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of HBR for such purpose. Shareholder acknowledges and agrees that (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby and thereby, Shareholder has relied solely upon its own investigation and the express representations and warranties of the HBR set forth in this Agreement and (b) neither HBR nor any other person has made any representation or warranty as to HBR or this Agreement, except as expressly set forth in this Agreement. Shareholder has not been provided with any separate offering documents or materials.

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ARTICLE III

REPRESENTATIONS OF HBR

1. Representations and Warranties of HBR. HBR represents and warrants to and agrees with GenFlat as follows:

(a) Corporate Organization and Good Standing. HBR is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to carry out its business as it is now being conducted and to own and lease property, and is duly qualified or authorized to do business and is in good standing in each jurisdiction in which the character and location of the properties owned or leased by it or the nature of business transacted by it makes those qualifications or authorizations necessary when failure to qualify would have a material and adverse effect on the business of HBR. HBR is not presently being challenged as to its right to do business as presently conducted in any jurisdiction. The copies of the certificate of incorporation, as amended to date, and the bylaws, as amended to date, of HBR previously delivered to GenFlat are true, correct and complete copies as now in full force and effect. No provision of those instruments prohibits, limits or otherwise affects the right, power and authority of HBR to enter into this Agreement or to cause consummation of the Share Exchange.

(b) Capitalization. The authorized capitalization of HBR consists of 2,500,000,000 shares of common stock, of which 21,303,000 shares are presently outstanding, (which includes the contingent shares held in escrow) and all of which shares are validly issued, fully paid and nonassessable. Other than as set forth in its financial statements and the notes thereto for the three months ended August 31, 2023, there are no existing options, warrants, convertible securities or similar rights granted by HBR, relating to the authorized or issued stock of HBR.

(c) Subsidiaries. Other than as set forth in its financial statements and the notes thereto for the three months ended August 31, 2023, HBR has no subsidiaries. HBR does not (a) own of record or beneficially, directly or indirectly, (i) any shares of capital stock or securities convertible into capital stock of any other corporation or (ii) any interest in any partnership, joint venture or other non-corporate business entity or (b) control, directly or indirectly, any other entity.

(d) Authorization. The execution, delivery and performance of this Agreement by HBR have been duly and effectively authorized by the Board of Directors of HBR. This Agreement is not subject to approval of the shareholders of HBR under the Delaware General Corporate Law, and it will not be submitted to the shareholders for approval.

(e) Shares to be Issued. The shares of HBR Stock to be issued and delivered pursuant to this Agreement will have been duly authorized for issuance by the Board of Directors of HBR and when so issued and delivered upon Share Exchange will be validly issued and outstanding, fully paid and nonassessable.

(f) Financial Statements. HBR has delivered to GenFlat the consolidated audited balance sheet of HBR and its subsidiaries as of February 28, 2023, and the consolidated statements of earnings and cash flows of HBR and its subsidiaries for the year ended February 28, 2023, with the related notes and schedules, all as certified by BF Borgers CPA PC independent certified public accountants, and the unaudited balance sheet and related statement of earnings and cashflows for the period ended August 31, 2023. All these financial statements (including in each case the related schedules and notes) fairly present in accordance with generally accepted accounting principles applied on a consistent basis the financial condition of HBR as of the date of the balance sheet and the results of its operations for the period covered by the statement of income and retained earnings. Since August 31, 2023, there has been no material adverse change in the financial condition of HBR or any transaction outside the ordinary course of business.

(g) No Violation. HBR is not, and by the execution and performance of this Agreement, will not be, in breach of any term or provision of or in default under, and no event has occurred that with the lapse of time or action by a third party could result in a default under, any outstanding indenture, contract or agreement to which it is a party or to which it may be subject, or under any provision of its certificate of incorporation or bylaws, except for possible defaults that individually or in the aggregate would not have any materially adverse effect on the business of HBR. The execution and performance of this Agreement by HBR will not violate any order, injunction, decree, statute, rule or regulation applicable to HBR or any of its properties or assets.

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(h) Information Provided by HBR. The information provided by HBR in reports filed with the Securities and Exchange Commission (the "SEC") under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to GenFlat for use in any application made by GenFlat to the Internal Revenue Service or to any other governmental or regulatory body in connection with the Share Exchange, did not as of the date of such reports and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(i) Brokers. The negotiations relative to this Agreement and the transactions contemplated by it have been carried on by HBR directly with GenFlat, without the intervention of any person in a manner that gives rise to any valid claim against any of the parties for a brokerage or similar commission.

(j) Litigation, Actions, and Proceedings. As of the date hereof, there are no actions, suits, claims or legal, administrative or arbitration proceedings or investigations (whether or not the defense thereof or liabilities in respect thereof are covered by policies of insurance), pending or threatened against HBR, or any of the properties or assets of any HBR Company, or to which any HBR Company is a party or a target, and there are no outstanding orders, writs, injunctions or decrees of any court, governmental agency or arbitration tribunal against HBR or to which any HBR Company is a party or a target. HBR is not in default with respect to, nor in violation of, any regulation, order or decree of any court or of any governmental agency or instrumentality.

(k) Capital Stock: Options, Dividends, Etc. Except as otherwise contemplated by this Agreement, since August 31, 2023, HBR has not: (1) issued or agreed to issue any options to purchase or rights to subscribe to, or securities convertible into, any additional shares of HBR stock; (2) entered into any transaction outside the ordinary course of business, or suffered any material adverse change in its financial position, assets, liabilities or business; (3) declared or paid any dividends or authorized or made any distribution upon or with respect to its capital stock or purchased or agreed to purchase any shares of its capital stock; (4) made any loans or advances or payments of any kind to any person, except (a) payments made in the ordinary course of business, (b) payments of amounts due on indebtedness currently incurred in the ordinary course of business or in respect of indebtedness reflected in the balance sheet of HBR as of August 31, 2023; (5) mortgaged or pledged any of its assets or properties or incurred any indebtedness, for money borrowed or otherwise, or other liabilities, contingent or otherwise, or (6) sold, exchanged or otherwise disposed of any of its capital assets, except in the ordinary course of business.

(l) Tax Returns. HBR has filed all United States, foreign, state, county, local and other tax and duty returns and reports required to be filed and has paid all income, franchise, property, sales, employment, ad valorem and other taxes and duties required to be paid in respect of the periods covered by those returns, and has set up reasonable and adequate reserves, which are reflected in the financial statements referred to in subparagraph (f) of this Article III for the payment of all taxes or duties required to be paid or anticipated to be required to be paid in respect of the periods subsequent to the last of those periods covered by the returns and prior to the Closing Date. All taxes (including, without limitation, income, accumulated earnings, property, sales, use, franchise, value added, fuel, employees' income withholding and social security taxes) which have become due or payable or required to be collected by HBR or are otherwise attributable to any periods ending on or before August 31, 2023 and all interest and penalties thereon, have been paid in full. All deposits required by law to be made by HBR with respect to employees' withholding taxes have been duly made. No extension of time for the assessment of deficiencies in respect of federal, state, local or foreign income taxes for any year nor any waiver by HBR of the statute of limitations with respect to any federal, state, local or foreign taxes is in effect. No deficiency or adjustment in respect of federal, state, local or foreign income taxes has been assessed against HBR and remains unpaid, nor has HBR received any notice of audit for any tax for any period.

(m) Compliance With Laws. In all material respects, HBR is in compliance with and is not in violation of, and all of its assets are owned, leased and utilized in compliance with and not in violation of, all laws, ordinances, requirements, rules regulations, decrees or orders applicable to its business, except for any failure or failures to comply, or violation or violations which, individually or in the aggregate, is or are not having, or could in the future reasonably be expected not to have, a material adverse effect on the assets, liabilities, operations, business or prospects of the HBR. HBR is not subject to any judgment, order, writ, injunction or decree which, individually or in the aggregate, materially and adversely affects or could in the future reasonably be expected to materially and adversely affect the assets, liabilities, operations, business or prospects of HBR.

(n) Loans and Advances. Other than as set forth in its financial statements and the notes thereto for the three months ended August 31, 2023, HBR does not have any outstanding loans or advances to any person and is not obligated to make any such loans or advances, except, in each case, for advances to employees of HBR in respect of reimbursable business expenses anticipated to be incurred by them in connection with their performance of services for the company.

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(o) Approvals. No registration or filing with, or consent or approval of or other action by, any federal, state or other governmental agency or instrumentality or other third party is or will be necessary for the valid execution, delivery or performance by HBR of this Agreement other than pursuant to the Securities Act, the Exchange Act, the Delaware General Corporate Law, and state securities laws.

(p) Employees and Employment Agreements. None of the HBR employees has an employment agreement or understanding, whether oral or written, which is not terminable on notice by HBR without cost or other liability to HBR.

(q) Full Disclosure. This Agreement and all documents, schedules and certificates required to be delivered by HBR to GenFlat pursuant to this Agreement do not contain any untrue statement of a material fact and do not omit to state any material fact necessary to make the statements contained herein and therein, in light of the circumstances in which made, not misleading.

(r) Tax Matters.

(i) HBR will continue at least one significant historic business line of GenFlat, or to use at least a significant portion of GenFlat's historic business assets in a business, in each case within the meaning of Treas. Reg. § 1.368-1(d).

(ii) HBR is aware of no plan or intention on the part of any GenFlat shareholders to dispose of HBR Stock to be received in connection with the Share Exchange such that, following any such disposition, the aggregate fair market value of HBR Stock (measured as of the Closing Date) retained by former GenFlat shareholders would be less than 50% of the aggregate fair market value of GenFlat Stock immediately prior to the Share Exchange.

(iii) HBR or is not potentially liable to any other party for any deficiency in tax of any other affiliated group of corporations by reason of Treas. Reg. § 1.1502-6.

(iv) HBR has no plan or intention to reacquire any of the HBR Stock issued in connection with the Share Exchange.

(v) HBR has no plan or intention to liquidate GenFlat after the closing, to merge GenFlat with and into another corporation, to sell or otherwise dispose of the stock of GenFlat, or to cause GenFlat to sell or otherwise dispose of any of the assets of GenFlat to be acquired in the Share Exchange, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

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ARTICLE IV

COVENANTS OF HBR AND GENFLAT

1. No Change in Conduct of Business. Except as contemplated by this Agreement or as consented to in writing by the parties to this Agreement, during the period from the date of this Agreement to the Closing Date, HBR and GenFlat shall conduct their respective operations and affairs according to their ordinary and usual courses of business consistent with past practices. The business of GenFlat shall be conducted only in the normal, usual and ordinary course (including the maintenance of all its existing policies of insurance in full force and effect). Without limiting the generality of the foregoing, and except as otherwise expressly provided in this Agreement or as consented to in writing by the parties to this Agreement, prior to the Closing Date, HBR and GenFlat shall not (i) issue, sell or pledge, or authorize or propose the issuance, sale or pledge of (A) additional shares of capital stock of any class or securities convertible into any such shares (other than HBR Stock or GenFlat Stock issuable upon the exercise of currently outstanding options which by their terms are exercisable, and other than any shares sold in its ongoing offering prior to three business days before the Closing Date), or (B) any rights, warrants or options to acquire any such shares or other convertible securities, or grant or accelerate any right to convert or exchange any securities for shares of capital stock; (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities; (iii) declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on or in respect of any shares of capital stock; (iv) except for sales and purchases of inventory in the ordinary course of business, make any acquisition of assets or securities, any disposition of assets or securities or any change in capitalization; (v) enter into any contract or release or relinquish any contract or other rights in excess of $25,000 in amount; (vi) except for any refinancing of existing indebtedness, incur any long-term debt for borrowed money or any short-term debt for borrowed money other than in the ordinary course of business consistent with past practice in excess of $25,000 in amount; (vii) propose or adopt any charter or by-laws amendments; (viii) other than as contemplated or permitted by this Agreement, enter into any new employment agreements with any directors, officers or employees or grant any increases in the compensation or benefits to, or agree to pay any bonus, severance or termination payment or other special compensation to, directors, officers and employees other than scheduled merit increases in the ordinary course of business consistent with past practice; (ix) make any loan or advance to any of its directors, officers, employees, consultants, or agents or to any member of their families or any other loan or advance otherwise than in the ordinary course of business consistent with past practices; (x) make or incur any charitable contributions or any nonbusiness expense except in accordance with past practice and not exceeding $2,500; or (xi) agree in writing or orally to take any of the foregoing actions or any other action which would make any representation or warranty in this Agreement untrue on the date hereof or on the Closing Date.

2. No Solicitation or Discussion. Except for the transactions contemplated by this Agreement GenFlat shall use its best efforts to cause its directors, officers, employees, representatives, agents and affiliates not to, directly or indirectly, encourage solicit, initiate or participate in any way in discussions or negotiations with, or knowingly provide any information to, any person (other than the parties to this Agreement or any affiliate thereof) concerning any merger, purchase or sale of asset, purchase or sale of securities, exchange offer, consolidation, combination or similar transaction involving GenFlat.

3. Access to Information.

(a) Between the date of the Agreement and the Closing Date, each party hereto shall (i) give to the other and its authorized representatives access during regular business hours upon reasonable notice to such party's plants, offices, warehouses and other facilities and to all of its books and records, (ii) permit the other and its authorized representatives to make such inspections as it may require, (iii) cause its officers and those of its subsidiaries to furnish the other and its authorized representatives with such financial and operating data and other information with respect to its business and properties and that of its subsidiaries as such party any from time to time request, (iv) furnish such party promptly with a copy of each report, schedule and other documents filed or received by it pursuant to federal or state securities law, if any, and (v) notify the other promptly in writing of the occurrence of any event or the existence of any circumstance which would have made any of its representations and warranties set forth herein untrue. No information provided pursuant to this Article IV, Section 3 or otherwise, nor any investigation by any party, shall affect or be deemed to modify any representation or covenant herein contained.

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(b) HBR and GenFlat agree that, in the event that the transactions contemplated hereby shall not be consummated, each will treat in confidence all documents, materials and other information which either shall have obtained during the course of the negotiations leading to this Agreement, the investigation of the other party hereto and the preparation of this Agreement and other documents relating to this Agreement, and shall return to the other party all copies of non-public documents and materials which have been furnished in connection therewith.

4. Reasonable Best Efforts. Subject to the terms and conditions hereof, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, compliance with the Securities Act and the Exchange Act of the issuance of HBR Stock to be issued at the Closing Date to the Shareholders. In case at any time after the Closing Date any further action is necessary or useful to carry out the purpose of this Agreement, the parties shall use their reasonable best efforts to cause their respective proper officers, employees and representatives to take all such necessary action.

5. Notification of Certain Matters. GenFlat and HBR will each give prompt notice to the other after it has knowledge of (i) the occurrence, or failure to occur, of any event which occurrence or failure would or would be likely to cause any of their respective representations or warranties contained in this Agreement to be untrue or incorrect in any material respect at any time from the date hereof to the Closing Date and (ii) any failure on the part of GenFlat or HBR, as the case may be, or on the part of any of the officers, directors, employees, representatives or agents of such parties and their respective subsidiaries to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them under this Agreement; provided, however, that no such notification will alter or otherwise affect such representations, warranties, covenants, conditions or agreements, or the information previously provided under the terms of this Agreement.

6. Indemnification of GenFlat Directors and Officers. After the Closing Date, HBR agrees that it will provide indemnification to each present and former director, officer, employee and agent of GenFlat ("Indemnified Parties"), against any losses, claims, damages, liabilities, costs, expenses (including attorney's fees), judgements and amounts paid in settlement in connection with any threatened, pending or completed suit, claim, proceeding or investigation arising out of or pertaining to any action or omission occurring at or prior to the Closing Date (including, without limitation, any which arise out of or relate to this Agreement), to the full extent permitted or required under Indiana law and GenFlat's By-laws.

7. Public Announcements. HBR and GenFlat shall, to the fullest extent practicable, consult with one another before issuing any press release or otherwise making any public statement with respect to the Share Exchange or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law after consultation with counsel.

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ARTICLE V

CONDITIONS TO OBLIGATION TO CONSUMMATE THE SHARE EXCHANGE

1. Conditions to Obligations of GenFlat and the Shareholders. All obligations of GenFlat and the Shareholders under this Agreement are subject to the fulfillment, prior to the Closing Date, of each of the following conditions (any one or more of which, in the absolute discretion of GenFlat, may be waived in writing by GenFlat):

(a) Representations and Warranties. GenFlat shall not have discovered any material error, misstatement or omission in the representations and warranties made by HBR in Article III, of this Agreement or any material adverse change in the business, operations or properties of HBR after the date of this Agreement. The representations, warranties and agreements of HBR contained in this Agreement shall be deemed to have been made again at and as of the Closing Date (but the representations, warranties and agreements may reflect the consummation of any transactions consented to or approved in writing by GenFlat) and shall then be true in all material respects; HBR shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing Date; and GenFlat shall have been furnished with a certificate of the president or vice president of HBR, dated the Closing Date, certifying in such detail as GenFlat may request to the fulfillment of the foregoing conditions.

(b) Corporate Authorization and Legal Compliance. GenFlat shall have received copies of the resolutions adopted by the directors and shareholders of HBR, certified to be true and correct by the secretaries of the respective corporations. HBR shall file all required filings and disclosures with the Securities and Exchange Commission to consummate the Share Exchange.

(c) Rule 14f-1 Compliance by HBR. Rule 14f-1 promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) applies to the transactions contemplated by this Agreement. HBR shall have complied with Rule 14f-1 and shall have filed certain information, as provided in Rule 14f-1, to the Securities Exchange Commission (the “SEC”) and the historic shareholders of HBR not less than 10 days prior to the date of such change in control of the HBR’s board of directors.

(d) Balance Sheet. On or prior to the Closing Date, HBR shall have taken the following actions:

(i) Payment in full of any outstanding cash balance held by HBR to Mark Huber for bookkeeping services rendered to HBR. This sum is net of any related party advances and any outstanding credit card balances;

(ii) The outstanding Note Receivable from PointClear shall be assigned to Stephen Epstein in consideration of this his resignation from any and all HBR positions, including, but not limited to: CEO and member of the Board of Directors, and his delivery to HBR of 11 million HBR shares held in his name, all of which will be cancelled on the Closing Date;

(iii) Due or past due balances on Account Payable shall be paid to the following:

(a) F****- $****;

(b) D****;- all legal fees of approximately $****, adjusted to final balance at the Closing Date;

(c) J****– all principal and accrued interest on the Senior Secured Convertible Note of approximately $****, adjusted to final balance at the Closing Date

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(iv) The Accounts Payable referenced in (iii) (a-d) above shall be funded by placing the outstanding balances in a separate account at least 30 days prior to Closing Date;

(v) Balance due to Marcum and Marsden shall remain on the account payable books of HBR;

(vi) The prior merger of HBR and Uplus shall be nullified, cancelled and void prior to Closing Date;

(vii) Cash and cash equivalents on the books of HBR shall be $0 at Closing Date;

(viii) Accrued expenses shall be $0 at Closing Date;

(ix) All outstanding consulting agreements shall be terminated and all related stock options of HBR held by consultants may be exercised pursuant to the terms of the HBR Stock Option Plan;

(x) Howard Wall and Stephen Epstein shall have resigned from the HBR Board of Directors effective as of the Closing Date.

(xi) At or prior to the Closing Date, HBR shall have filed a Form 8-K with the Securities and Exchange Commission, and shall file any and all other filings required under federal and state securities laws as they relate to this transaction.

(xii) In addition to the requirements of (x) above, HBR shall remain current with regard to all filings required by the Securities and Exchange Commission.

2. Conditions to Obligations of HBR. All obligations of HBR under this Agreement are subject to the fulfillment, prior to the Closing Date, of each of the following conditions (any one or more of which, in the absolute discretion of GenFlat, may be waived in writing by GenFlat):

(a) Representations and Warranties. HBR shall not have discovered any material error, misstatement or omission in the representations and warranties made by GenFlat or the Shareholders in Article II of this Agreement or any material adverse change in the business, operations or properties of GenFlat after the date of this Agreement. The representations, warranties and agreements of GenFlat and the Shareholders contained in this Agreement shall be deemed to have been made again at and as of the Closing Date (but the representations, warranties and agreements may reflect the consummation of any transactions consented to or approved in writing by HBR) and shall then be true in all respects; GenFlat and the Shareholders shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing Date; and HBR shall have been furnished with a certificate of the president of GenFlat, dated the Closing Date, certifying in such detail as HBR may request to the fulfillment of the foregoing conditions of GenFlat.

(b) Corporate Authorization. Prior to Closing, GenFlat shall have obtained from the Shareholders written authorization confirming their status as an accredited investor, and confirming receipt of a copy of the Share Exchange Agreement.

(c) Absence of Litigation. At the Closing Date no suit, action or other proceeding shall be pending or threatened before any court or other governmental agency in which it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the contemplated transactions.

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ARTICLE VI

TERMINATION

1. Termination. Anything in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Closing Date:

(a) By mutual consent of the Board of Directors of GenFlat and HBR; or

(b) By the Board of Directors of GenFlat or HBR if the Share Exchange shall not have become effective before December 31, 2023.

ARTICLE VII

MISCELLANEOUS

1. Survival of Representations and Warranties. The representations and warranties set out in this Agreement shall survive the Closing Date for a period of twelve months after closing.

2. Effect of Termination. In the event of the termination of this Agreement pursuant to Article VI, this Agreement shall forthwith become void and of no further effect, without any liability on the part of any party or its directors, officers, shareholders or representatives (except for the provisions of Article IV, Section 3(b); Article VII, Section 2; and Article VII, Section 5, which shall remain in effect). Nothing in this Article VII, Section 2 shall relieve any party to this Agreement of liability for breach of this Agreement.

3. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of GenFlat and HBR at any time prior to the Closing Date with respect to any of the terms contained herein.

4. Extension; Waiver. At any time prior to the Closing Date, HBR, on the one hand, and GenFlat, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties contained herein by the other or in any document, certificate or writing delivered pursuant hereto by or on behalf of the other or (iii) waive compliance with any of the agreements or conditions of the other contained herein, if permitted by applicable law. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by its duly authorized representative.

5. Expenses. Except as otherwise expressly provided herein, GenFlat and HBR shall separately pay all expenses incurred by them in connection with the transactions contemplated by this Agreement.

6. Entire Agreement. This Agreement embodies the entire agreement between the parties except for the confidentiality agreement between HBR and GenFlat dated June 18, 2023 which shall not be affected by this Agreement. There have been and are no agreements, covenants, representations or warranties between the parties other than those expressly stated or expressly provided for in this Agreement.

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7. Notices. All notices, requests, demands and other communications shall be in writing and shall be deemed to have been duly given if delivered or mailed, registered or certified postage prepaid:

a.	If to GenFlat, to:	1983 N. Berra Blvd.
Tooele, Utah 84074
Attn: Drew Hall

	With a copy to:	Garrett Hall
935 East 200 North
Orem, UT 84097

And

Robert Hackney, Esq.
601 Heritage Drive, Suite 214
Jupiter, Florida 33458

b.	If to HBR, to:	718 Thompson Lane, Ste. 108-273
Nashville, TN
Attn: Stephen Epstein

	With a copy to:	David Bovi, Esq.
2855 PGA Blvd., Suite 150
Palm Beach Gardens, Florida 33410

8. Agreement Binding. This Agreement is made pursuant to and shall be construed under the laws of the State of Delaware. It shall inure to the benefit of and be binding upon GenFlat, the Shareholders and HBR, and their respective successors and assigns.

9. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, all of the parties hereto have executed this Agreement as of October18, 2023, the date described in Article I Section 2 above.

GENFLAT, INC., a Delaware corporation

BY:	/s/ Drew Hall
Its:	Chief Executive Officer

HEALTHCARE BUSINESS RESOURCES, INC., a Delaware corporation

BY:	/s/ Stephen Epstein
Its:	Chief Executive Officer

/s/ Roy Hearrean
Roy Hearrean, Shareholder

/s/ Elda Hearrean
Elda Hearrean, Shareholder

Drew & Theresa Hall, Shareholder

/s/ Joseph John Maggio
Joseph John Maggio, Shareholder

/s/ Howard Schmidt
Howard Schmidt, Shareholder

/s/ Ronald C. Carter
Ronald C. Carter, Shareholder

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/s/ Brett Mark Lovell
Brett Mark Lovell, Shareholder

/s/ Timothy W. Lowell
Timothy W. Lowell, Shareholder

/s/ Patricia L. Orlando & Owen Allred
Patricia L. Orlando & Owen Allred,
Shareholder

/s/ Bruce R. Baird
Bruce R. Baird, IRA, Shareholder

/s/ Terry L. Allen
Terry L. Allen, Shareholder

/s/ Clark Hill
Clark Hill, Shareholder

/s/ Brian Passey
Brian Passey, Shareholder

/s/ Frank Schmidt
Frank Schmidt, Shareholder

/s/ Casimir Stanley Tencza
Casimir Stanley Tencza, Shareholder

/s/ Michael Cerami
Michael Cerami, Shareholder

/s/ Candice R. Passey
Candice R. Passey, Shareholder

/s/ Thomas Michael Jenkin
Thomas Michael Jenkin, Shareholder

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On Belay, LLC, Shareholder

BY:	/s/ Heather McNenny
Its	On Belay, LLC, Shareholder

FEU Collapse, LLC, Shareholder

BY:	/s/ Drew Hall
Its	FEU Collapse, LLC, Shareholder

MMT LB, LLC, Shareholder

BY:	/s/ Michael Wells
Its	MMT LB, LLC, Shareholder

John & Sandra Wells Family Trust, Shareholder

BY:	/s/ Michael Wells
Its	John & Sandra Wells Family Trust, Shareholder

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Shannon & Michael Wells Family Trust, Shareholder

BY:	/s/ Michael Wells
Its	Shannon & Michael Wells Family Trust, Shareholder

Charles G. Peterson Living Trust, Shareholder

BY:	/s/ Charles G. Peterson
Its	Charles G. Peterson Living Trust, Shareholder

The Texas Ringer Living Trust, Shareholder

BY:	/s/ Gregory A Ringer
Its	The Texas Ringer Living Trust, Shareholder

Contained Resources, LLC

BY:	/s/ Linda Bellehmeur
Its	Contained Resources, LLC

Meraki Partners, LLC, Shareholder

BY:	/s/ Joel Arberman
Its	Managing Member

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